UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission file number: 001-35126

VNET Group, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Guanjie Building, Southeast 1st Floor

10# Jiuxianqiao East Road

Chaoyang District

Beijing 100016
The People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒          Form 40-F  ☐

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VNET Group, Inc.

	By:	/s/ Qiyu Wang
Name: Qiyu Wang
Title: Chief Financial Officer

Date: June 27, 2025

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release titled “VNET Announces Authorization of Share Repurchase Program up to US$50 Million”